Taiwan Greater China Fund
111 Gillett Street
Hartford, Connecticut 06105

January 16, 2009

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attn:	Larry L. Greene, Division of Investment Management
Mail Stop 0505

Re:	Taiwan Greater China Fund
(File Nos. 333-152334; 811-05617)

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Taiwan Greater China Fund (the “Company”) hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-2 be accelerated to 11:00 a.m., New York time, on January 21, 2009, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Cheryl Chang
Name:	Cheryl Chang
Title:	Chief Financial Officer